UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              TechTeam Global, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878311 10 9
                                 --------------
                                 (CUSIP Number)


                                    COPY TO:
    Seth W.  Hamot                              David A. Fine, Esq.
    Roark, Rearden & Hamot, LLC                 Ropes & Gray LLP
    420 Boylston Street                         One International Place
    Boston, MA 02116                            Boston, MA 02110
    (617) 595-4400                              (617) 951-7473

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 8, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 878311 10 9                                       Page 2 of 11 Pages
----------------------                                     --------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
    NUMBER OF                                                    912,545
     SHARES                       ----------------------------------------------
  BENEFICIALLY                    8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                        ----------------------------------------------
    REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                                      912,545
      WITH                        ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     912,545
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,029,204 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 11 Pages

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 878311 10 9                                       Page 3 of 11 Pages
----------------------                                     --------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Partnership
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
    NUMBER OF                                                    912,545
     SHARES                       ----------------------------------------------
  BENEFICIALLY                    8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                        ----------------------------------------------
    REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                                      912,545
      WITH                        ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     912,545
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,029,204 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 11 Pages

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 878311 10 9                                       Page 4 of 11 Pages
----------------------                                     --------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Partnership
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
    NUMBER OF                                                    912,545
     SHARES                       ----------------------------------------------
  BENEFICIALLY                    8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                        ----------------------------------------------
    REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                                      912,545
      WITH                        ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     912,545
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO - Other
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,029,204 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 11 Pages

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 878311 10 9                                       Page 5 of 11 Pages
----------------------                                     --------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
    NUMBER OF                                                    912,545
     SHARES                       ----------------------------------------------
  BENEFICIALLY                    8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                        ----------------------------------------------
    REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                                      912,545
      WITH                        ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     912,545
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,029,204 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 11 Pages

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 878311 10 9                                       Page 6 of 11 Pages
----------------------                                     --------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     James A. Lynch
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
    NUMBER OF                                                    5,000
     SHARES                       ----------------------------------------------
  BENEFICIALLY                    8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                        ----------------------------------------------
    REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                                      5,000
      WITH                        ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.05%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,029,204 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 11 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13D
                         -------------------------------

                              TechTeam Global, Inc.

         This amendment ("Amendment No. 5") amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment 3 filed February 24, 2006 and Amendment No. 4 filed on March 9, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden & Hamot, LLC, Seth W. Hamot, Andrew R. Siegel and James A. Lynch with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of TechTeam Global, Inc., a Delaware corporation (the "Issuer"). Each of the parties listed in the immediately preceding sentence is referred to individually as a "Filer" and collectively as the Filers.

Item 4.  Purpose of Transaction.
         ----------------------

         This Item 4 is hereby amended by adding the following:

         On May 4, 2006, the Issuer entered into a Settlement Agreement with Costa Brava ("Settlement Agreement"), resolving the contest between the slate of nominees proposed by the Issuer and the slate of nominees proposed by Costa Brava (the "Proxy Contest").

         Under the terms of the Settlement Agreement, Costa Brava agreed to withdraw its slate of nominees, and the Company agreed to nominate the following individuals to stand for election at the Company's Annual Meeting on June 14, 2006 ("Annual Meeting"): William C. Brown, the Company's President and Chief Executive Officer, General John P. Jumper (USAF Ret.), James A. Lynch, Alok Mohan, Andrew R. Siegel, Kent Heyman, Richard R. Widgren and James G. Roche. Messrs. Lynch, Mohan, Siegel and Heyman were candidates on the Costa Brava slate of nominees it announced on February 23, 2006.

         Further, the Settlement Agreement also provides that 1) the Issuer will reimburse Costa Brava up to $700,000 for their expenses incurred as a result of the Proxy Contest and its request for the production of the Issuer's books and records; 2) Mr. Mohan will serve as the Chairman of the Issuer from June 14, 2006 through the first meeting of the Board of Directors after January 1, 2007, at which point, the Board of Directors will again elect a chairman; 3) Costa Brava will stay its pending litigation until the Annual Meeting has been held, and dismiss it thereafter; and 4) Costa Brava and the Issuer provide a general release against claims resulting from or arising out of the Proxy Contest.

         The Filers have no current plans to seek or propose, but may in the future consider, other alternatives for their investment in the Issuer. The Filers further reserves the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel are the beneficial owners of 912,545 shares of Common Stock (approximately 9.1% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K for the fiscal year ended December 31, 2005). Mr. Lynch is the beneficial owner of 5,000 shares of Common Stock (approximately 0.05% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K for the fiscal year ended December 31, 2005).

         (b) Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have the sole power to vote and sole power to dispose of 912,545 shares of Common Stock. Mr. Lynch has the sole power to vote and sole power to dispose of 5,000 shares of Common Stock.

                               Page 7 of 11 Pages

         (c) During the past 60 days, Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have bought shares of Common Stock of the Issuer in a series of open-market transactions on NASDAQ. The transaction dates, number of shares bought and sold, prices per share and type of transaction during that period are set forth on Exhibit 99.7 hereto. During the past 60 days, Mr. Lynch has not purchased or sold shares of Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A      Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit B      Information concerning the Filer's transactions for the
               period from October 18, 2005 to December 16, 2005.*

Exhibit A      Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.1   Letter to Board of Directors.*

Exhibit A      Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.1   Letter to the Secretary of the Issuer dated January 9, 2006.*

Exhibit 1      Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 2      Letter to the Secretary of the Issuer dated February 7, 2006.*

Exhibit 3 First Amended Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.*

Exhibit 4 Notification Letter from Costa Brava Partnership III, L.P. to the Issuer dated February 24, 2006.*

Exhibit 99.2   Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.3 Demand Letter from Costa Brava Partnership III, L.P. to the Issuer dated February 24, 2006.*

Exhibit 99.4 Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.*

Exhibit 99.5 Supplemental Letter from Costa Brava Partnership III, L.P. to the Issuer dated March 9, 2006.*

Exhibit 99.6   Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 99.7 Information concerning the Filers' transactions during for the period from March 10, 2006 to May 10, 2006.

*    Filed with an earlier version of this Schedule 13D.

                               Page 8 of 11 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:    May 10, 2006

                                    COSTA BRAVA PARTNERSHIP III, L.P.
                                    By:  Roark, Rearden & Hamot, LLC
                                          its General Partner

                                    By:  /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot
                                         President


                                    SETH W. HAMOT

                                    By:  /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot


                                    ROARK, REARDEN & HAMOT, LLC

                                    By:  /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot
                                         President


                                    JAMES A. LYNCH

                                    By:  /s/ JAMES A. LYNCH
                                         ---------------------------------------
                                            James A. Lynch


                                    ANDREW R. SIEGEL

                                    By:  /s/ ANDREW R. SIEGEL
                                         ---------------------------------------
                                           Andrew R. Siegel


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 9 of 11 Pages

                                 EXHIBIT INDEX
                                 -------------

The following documents are filed herewith or incorporated by reference

--------------------------------------------------------------------------------
          Exhibit/Description                           Page
--------------------------------------------------------------------------------
   (Exhibit A) Agreement Regarding         Exhibit A to Schedule 13D filed
   the Joint Filing of Schedule 13D.       on December 16, 2005.

--------------------------------------------------------------------------------
   (Exhibit B) Information concerning      Exhibit B to Schedule 13D filed
   the Filer's transactions for the        on December 16, 2005.
   period from October 18, 2005 to
   December 16, 2005.

--------------------------------------------------------------------------------
   (Exhibit A) Agreement Regarding         Exhibit A to the Amendment on
   the Joint Filing of Schedule 13D.       Schedule 13D filed on December
                                           19, 2006.

--------------------------------------------------------------------------------
   (Exhibit 99.1) Letter to Board of       Exhibit 99.1 to the Amendment of
   Directors.                              Schedule 13D filed on December
                                           19, 2006.

--------------------------------------------------------------------------------
   (Exhibit A) Agreement Regarding         Exhibit A to the Amendment of
   the Joint Filing of Schedule 13D.       Schedule 13D filed on January 9,
                                           2006.

--------------------------------------------------------------------------------
   (Exhibit 99.1)  Letter to the           Exhibit 99.1 to the Amendment of
   Secretary of the Issuer dated           Schedule 13D filed on January 9,
   January 9, 2006.                        2006.

--------------------------------------------------------------------------------
   (Exhibit 1) Agreement Regarding the     Exhibit 1 to the Amendment of
   Joint Filing of Schedule 13D.           Schedule 13D filed on February
                                           24, 2006.

--------------------------------------------------------------------------------
   (Exhibit 2) Letter to the Secretary     Exhibit 2 to the Amendment of
   of the Issuer dated February 7,         Schedule 13D filed on February
   2006.                                   24, 2006.

--------------------------------------------------------------------------------
   (Exhibit 3)  First Amended Complaint    Exhibit 3 to the Amendment of
   filed by Costa Brava Partnership        Schedule 13D filed on February
   III, L.P. in the Court of Chancery      24, 2006.
   of the State of Delaware against
   TechTeam Global, Inc.

--------------------------------------------------------------------------------
   (Exhibit 4)  Notification Letter        Exhibit 4 to the Amendment of
   from Costa Brava Partnership III,       Schedule 13D filed on February
   L.P. to the Issuer dated February       24, 2006.
   24, 2006.

--------------------------------------------------------------------------------
   (Exhibit 99.2)  Agreement Regarding     Exhibit 99.2 to the Amendment of
   the Joint Filing of Schedule 13D.       Schedule 13D filed on March 9,
                                           2006.

--------------------------------------------------------------------------------
   (Exhibit 99.3)  Demand Letter from      Exhibit 99.3 to the Amendment of
   Costa Brava Partnership III, L.P. to    Schedule 13D filed on March 9,
   the Issuer dated February 24, 2006.     2006.

--------------------------------------------------------------------------------
   (Exhibit 99.4)  Complaint filed by      Exhibit 99.4 to the Amendment of
   Costa Brava Partnership III, L.P. in    Schedule 13D filed on March 9,
   the Court of Chancery of the State      2006;
   of Delaware against TechTeam Global,
   Inc.

--------------------------------------------------------------------------------
   (Exhibit 99.5)  Supplemental Letter     Exhibit 99.5 to the Amendment of
   from Costa Brava Partnership III,       Schedule 13D filed on March 9,
   L.P. to the Issuer dated March 9,       2006.
   2006.

--------------------------------------------------------------------------------

                              Page 10 of 11 Pages

--------------------------------------------------------------------------------
          Exhibit/Description                           Page
--------------------------------------------------------------------------------
   (Exhibit 99.6)  Agreement Regarding     Exhibit 99.6 hereto.
   the Joint Filing of Schedule 13D.

--------------------------------------------------------------------------------
   (Exhibit 99.7)  Information             Exhibit 99.7 hereto.
   concerning the Filers' transactions
   for the period from March 10, 2006
   to May 10, 2006.

--------------------------------------------------------------------------------

                                                                    Exhibit 99.6
                                                                    ------------

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

  Dated:  May 10, 2006

                                    COSTA BRAVA PARTNERSHIP III L.P.

                                    By:  Roark, Rearden & Hamot, LLC,
                                          its General Partner

                                    By:  /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot
                                         President


                                    SETH W. HAMOT

                                    By:  /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot


                                    ROARK, REARDEN & HAMOT, LLC

                                    By:  /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot
                                         President


                                    JAMES A. LYNCH

                                    By:  /s/ JAMES A. LYNCH
                                         ---------------------------------------
                                         James A. Lynch


                                    ANDREW R. SIEGEL

                                    By:  /s/ ANDREW R. SIEGEL
                                         ---------------------------------------
                                         Andrew R. Siegel

                                                                    Exhibit 99.7
                                                                    ------------

            FILERS' TRANSACTIONS FROM MARCH 10, 2006 to MAY 10, 2006

Transactions of Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and
------------------------------------------------------------------------
Mr. Siegel
----------

                       Shares of Common
                        Stock Bought
Date of Transaction         (Sold)      Price Per Share   Type of Transaction
--------------------------------------------------------------------------------

May 9, 2006                 6,200            $10.07       Open Market Purchase
May 10, 2006               32,402            $10.31       Open Market Purchase


Transactions of Mr. Lynch
-------------------------

None